UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

- OR -

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC AGREEMENT EMPLOYEE 401(k)

RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNION PACIFIC CORPORATION

1400 DOUGLAS STREET

OMAHA,  NEBRASKA    68179

Union Pacific Agreement

Employee 401(k) Retirement

Thrift Plan

Employer ID No: 94-6001323

Plan Number: 015

Financial Statements as of and for the

Years Ended December 31, 2019 and 2018, and

Report of Independent Registered

Public Accounting Firm

UNION PACIFIC AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTE:Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Union Pacific Agreement Employee 401(k) Retirement Thrift Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

June 22, 2020

We have served as the auditor of the Plan since 1990.

UNION PACIFIC AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS:
Plan interest in Master Trust
Investments at fair value (Note 3)	$1,943,387,111	$1,601,011,762
Investments at contract value (Note 4)	138,826,079	140,575,486
NET ASSETS AVAILABLE FOR BENEFITS	$2,082,213,190	$1,741,587,248

See notes to the financial statements.

UNION PACIFIC AGREEMENT

EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Plan interest in Master Trust investment income (loss) (Note 4):
Net appreciation (depreciation) in fair value of investments	$384,312,914	$(96,908,493)
Interest and dividends	33,088,529	45,666,437
Net investment income (loss)	417,401,443	(51,242,056)

Contributions:
Participant contributions	97,557,427	99,583,441
Employer contributions	2,569,595	2,816,295
Total contributions	100,127,022	102,399,736

Other	43,539	137,566
Total additions	517,572,004	51,295,246

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	175,484,743	157,116,009
Other	1,461,319	1,334,701
Total deductions	176,946,062	158,450,710

NET INCREASE (DECREASE) IN NET ASSETS	340,625,942	(107,155,464)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,741,587,248	1,848,742,712
End of year	$2,082,213,190	$1,741,587,248

See notes to the financial statements.

UNION PACIFIC AGREEMENT
EMPLOYEE 401(k) Retirement THRIFT PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 and 2018

1.	DESCRIPTION OF PLAN

The following description of the Union Pacific Agreement Employee 401(k) Retirement Thrift Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Railroad Company and its railroad affiliates (the “Company”) who are represented for the purposes of collective bargaining by a rail union to which eligibility to participate in the Plan has been extended. The Plan covers employees who have completed one year of service or were employees as of the effective date of the Plan, July 1, 1990. Vanguard Fiduciary Trust Company (“VFTC”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended  (“ERISA”).

Contributions — Each year, participants may contribute 2% to 75% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the “Code”). A participant may designate all or a portion of his/her pre-tax contribution as a Roth contribution. Participants may also contribute 1% to 75% of their eligible compensation on an after-tax basis. Combined after-tax, Roth and pre-tax contributions may not exceed 75% of eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes to the Plan on behalf of each participant who contributes to the Plan and is represented by a rail union that has negotiated a matching contribution with the Company. The Company’s matching contribution is an amount equal to 50% of the participant’s pre-tax, Roth and after-tax contributions that are not in excess of 6% of the participant’s eligible compensation for the payroll period.

Participant Loans — The Plan does not offer a participant loan feature.

Participant Accounts — Individual accounts are maintained for each Plan participant. Participants may direct the investment of their account into various investment options offered by the Plan or may elect to participate in the Vanguard Advisers Managed Account Program (“Managed Account Program”). The Managed Account Program is a program in which certain participants may delegate ongoing, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. Each participant’s account is credited with the participant’s contributions, employer-matching contributions (if applicable) and an allocation of the Plan’s earnings (or losses) based upon the type of investments selected and their performance. The allocations are based on each participant’s account balance by investment type. If a participant does not provide investment direction with respect to an amount credited to their account, such amount is invested in a default investment option designated under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant’s termination of employment, a distribution of benefits will be made upon request in a single sum payment. Distributions of the portion of a participant’s account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution (“in-kind distribution”).  In-kind distributions are lump sum and any fractional shares are distributed in cash. A terminated participant may defer distribution until the earlier of the participant’s required beginning date, as defined in the Plan, or the participant’s death. If distribution is deferred until the participant’s required beginning date, the participant may elect distribution either in a single sum or in the form of monthly, quarterly, semi-annual or annual installments. Such single sum distribution must be made (or installments begin) no later than the participant’s required beginning date. If the participant remains employed with the Company after attaining age 70 1/2, the participant must either take a single sum distribution or begin installment payments no later than the April 1 of the year following the year in which the participant terminates employment.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals on and after age 59 1/2 may be made by a participant from his or her account in accordance with the Plan’s provisions.

Plan Administration — From April 1, 2016 through August 14, 2018,  the Plan was administered by the Senior Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Effective August 15, 2018, the Plan is administered by the Executive Vice President and Chief Human Resource Officer of Union Pacific Railroad Company. Investment management fees for the Plan’s investment options are netted against investment earnings. Except to the extent the Company is obligated, pursuant to the terms of a collective bargaining agreement, to pay expenses incurred for Plan administration, such expenses, including participant recordkeeping expenses, are payable from Plan assets.

Subsequent Events — On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic. The pandemic has significantly impacted the global economy, creating significant uncertainties and volatility in the financial markets. The impact of COVID-19 on companies continues to evolve rapidly and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was enacted and signed into law. Among other things, the CARES Act includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to Plan participants under the CARES Act and has implemented the following provisions:

•	Option to waive the required minimum distributions for 2020; and
•	Special withdrawals available beginning January 1, 2020 and before December 31, 2020 for up to $100,000, if the participant is a “qualified individual” as defined under the CARES Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Dividends are reinvested in a related participant fund. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded as of the trade date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

For fully benefit-responsive contracts held by a defined contribution plan, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fully benefit-responsive investment contracts at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis.

Administrative Expenses — Administrative expenses of the Plan are paid as described in the section “Plan Administration” in Note 1. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Plan administrative expenses of $1,435,560 and $1,316,173 were paid in 2019 and 2018, respectively.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2019 or 2018.

New Accounting Standards — In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. The ASU clarifies the presentation and disclosure requirements for an employee benefit plan’s interest in a master trust. This standard is effective for fiscal years beginning after December 15, 2018, and should be applied retrospectively. Effective January 1, 2019, the Plan adopted ASU 2017-06, and there are no effects on the statement of net assets available for benefits or the changes therein.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of Accounting Standards Codification (“ASC”) 820. The amendments in the ASU remove, modify and add disclosures for companies required to make disclosures about recurring or nonrecurring fair value measurements under Topic 820. This standard is effective for fiscal years beginning after December 15, 2019, and certain amendments are required to be applied prospectively and others are to be applied retrospectively. Early adoption is permitted. The Plan elected to early adopt ASU 2018-13, as of January 1, 2019, as permitted, and there are no effects on the statement of net assets available for benefits or the changes therein.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used to determine the fair value for each investment category and the fair value hierarchy tier to which each investment category has been assigned.

Common Stock — Amounts are invested exclusively in common stock issued by Union Pacific Corporation (the “Corporation”).  The unit price is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange and the number of shares of stock held by the fund.  Employer stock funds are classified as Level 1 investments.

Cash & Cash Equivalents — These investments consist of U.S. dollars within a money market account. These temporary cash investments are classified as Level 1 investments.

Mutual Funds (Including the Domestic and International Stock Funds, Balanced Fund, Money Market Fund, and Bond Funds) — The shares of mutual funds are actively traded in a public exchange and the quoted prices at which these securities trade in the exchange are readily available. These quoted prices are used to determine the fair values of mutual fund shares held by the Union Pacific Corporation Master Trust (“Master Trust”) at year-end. Mutual funds are classified as Level 1 investments.

Common/Collective Trusts —  These investments are valued at the net asset value of units of a common collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily.

A summary of the Master Trust assets measured at fair value on a recurring basis set forth by level within the fair value hierarchy as of December 31, 2019 and 2018, is presented in the following tables:

	December 31, 2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock	$834,475,838	$-	-	$834,475,838
Cash & Cash Equivalents	5,124,742	-	-	5,124,742
Mutual Funds	1,461,128,996	-	-	1,461,128,996
Total investments in the fair value hierarchy	$2,300,729,576	$-	-	$2,300,729,576

Investments measured at net asset value*
Common/Collective Trusts				1,570,167,948
Total investments at net asset value				1,570,167,948

Total investments at fair value				$3,870,897,524

	December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Investments at fair value:
Common Stock	$720,254,465	-	-	$720,254,465
Cash & Cash Equivalents	5,781,301	-	-	5,781,301
Mutual Funds	1,358,742,398	-	-	1,358,742,398
Total investments in the fair value hierarchy	$2,084,778,164	$-	-	$2,084,778,164

Investments measured at net asset value*
Common/Collective Trusts				1,148,289,198
Total investments at net asset value				1,148,289,198

Total investments at fair value				$3,233,067,362

*  In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Net Asset Value (“NAV”) per Share — The following tables summarize investments for which fair value is measured at net asset value as of December 31, 2019, and 2018, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,570,167,948	n/a	Daily	None

	December 31, 2018
	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

Common/Collective Trusts	$1,148,289,198	n/a	Daily	None

4.	MASTER TRUST

At December 31, 2019 and 2018, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan’s interest in the Master Trust as of December 31, 2019 and 2018, is presented in the following tables:

	2019		2018
	Master Trust	Plan Interest	Master Trust	Plan Interest
Investments at fair value
Common Stock	$834,475,838	$384,167,723	$720,254,465	$334,564,252
Cash & Cash Equivalents	5,124,742	1,412,809	5,781,301	1,537,772
Mutual Funds	1,461,128,996	741,524,754	1,358,742,398	685,793,831
Common/Collective Trusts	1,570,167,948	816,281,825	1,148,289,198	579,115,907
Investments at fair value	3,870,897,524	1,943,387,111	3,233,067,362	1,601,011,762
Investments at contract value	358,699,219	138,826,079	365,477,174	140,575,486
Total investments	$4,229,596,743	$2,082,213,190	$3,598,544,536	$1,741,587,248

Investment income (loss) for the Master Trust for the years ended December 31, 2019 and 2018, is as follows:

	2019	2018

Net appreciation (depreciation) in fair value	$781,118,792	$(192,738,973)
Interest and dividends	68,806,071	93,657,435
Total investment income (loss) of Master Trust	$849,924,863	$(99,081,538)

Plan's portion of Master Trust investment income (loss)	$417,401,443	$(51,242,056)

While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides to participants a stable value investment option (the “Union Pacific Fixed Income Fund”) that includes traditional Guaranteed Investment Contracts (“GICs”) and synthetic GICs. Traditional GICs are issued by insurance companies and provide for benefit-responsive withdrawals by Plan participants at contract value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment. The contracts are backed by the assets in an insurance company’s general account or a separate account. Synthetic GICs pair Plan-owned fixed income investments with an insurance like feature known as a “wrap contract” issued by a bank or life insurance company. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Fund has unrealized gains and losses, the interest crediting rate may differ from then-current market rates. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events could be different under each contract. Such events include layoffs, divisional sales, voluntary or involuntary reductions in work-force, Plan-wide re-enrollments, or other events that are outside the normal operation of the Plan that causes a withdrawal from an investment contract. Plan management does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events could be different under each contract. Such events include a change in qualification status of a participant, employer, or Plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The following table represents the disaggregation of contract value between types of investment contracts held by the Master Trust:

	2019	2018

Synthetic investment contracts	$338,928,979	$336,671,869
Traditional investment contracts	9,669,567	6,385,959
Money market fund	10,405,706	22,576,914
Other	(305,033)	(157,568)
Total investments at contract value	$358,699,219	$365,477,174

5.	FEDERAL INCOME TAX STATUS

The  Company submitted a determination letter application with respect to the Plan to the Internal Revenue Service (“IRS”) on December 30, 2015. In response to that application, the Plan obtained a tax determination letter dated June 12, 2017, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since submission of the determination letter application, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan and the related Master Trust are no longer subject to income tax examinations for years prior to 2016.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remain for the exclusive benefit of the Plan’s participants and beneficiaries. The Company may direct VFTC either to distribute the Plan’s assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2019 and 2018, the Plan’s interest in the Master Trust’s investment in the Union Pacific Common Stock Fund had a cost basis of $130,201,641 and $132,955,736, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income of $8,412,406 and $7,593,582, respectively.

The Master Trust also invests in various funds managed by VFTC and a common/collective trust fund managed by T Rowe Price. VFTC is the trustee and recordkeeper as defined by the Plan and T Rowe Price is a fiduciary with respect to the Plan's assets invested in the common/collective trust fund. Therefore, these transactions qualify as party-in-interest transactions.

******

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNION PACIFIC AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Dated:	June 22, 2020	By:	/s/ Elizabeth Whited
Elizabeth Whited, Executive Vice President and Chief Human Resource Officer, Union Pacific Railroad